UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the sale of the BM-S-8 block

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Rio de Janeiro, December 09, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the releases disclosed on 11/22/2016 and 03/21/2018, informs that it will receive from Equinor Brasil Energia Ltda. (Equinor) the last contingent installment in the amount of US$ 950 million related to the sale of its stake in the exploratory block BM-S-8, where the Bacalhau field (former Carcará area) is located.

Petrobras sold its total stake (equivalent to 66%) in block BM-S-08 to Equinor for US$ 2.5 billion, with the first installment of US$ 1.25 billion received at the closing of the transaction on 11/22/2016, and the second installment of US$ 300 million received on 03/21/2018.

The receipt of the last installment was conditioned to the approval of the Production Individualization Agreement (AIP) of the Bacalhau and Norte de Bacalhau fields by the National Agency of Petroleum, Natural Gas and Biofuels (ANP). The AIP was submitted by Equinor on 01/29/2021 and approved today at the ANP's executive board meeting with public transmission. Payment of the contingent installment should occur within 45 business days after approval. This installment will be recognized in the financial statements for the 4th quarter of 2021.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer